Exhibit 4.11

One South Wacker, Suite 200

Chicago, IL 60606

phone 312.384.8000

fax 312.346.3276

EXHIBIT A

Reference is hereby made to that certain Warrant dated December 20, 2004, issued by NEUTRAL TANDEM, INC., a Delaware corporation (the “Company”), to VENTURE LENDING & LEASING IV, LLC, a Delaware limited liability company (the “Holder”).

The Warrant provides that the actual number of shares of the Company’s capital stock issuable upon exercise of the Warrant and the initial exercise price per share are to be determined by reference to one or more events or conditions subsequent to the issuance of the Warrant. Such events or conditions have now occurred or lapsed, and the Company wishes, to confirm the actual number of shares issuable and the initial exercise price. The provisions of this Supplement to Warrant are incorporated into the Warrant by this reference, and shall control the interpretation and exercise of the Warrant.

Notice is hereby given pursuant to Section 4.5 of the Warrant that the following adjustment(s) have been made to the Warrant: The final amount drawn under the related Promissory Note Dated December 17, 2004 was $2,750,000. The warrant is adjusted to reflect the calculation detailed in the Warrant to Purchase Shares of Series B-1 Preferred Stock of Neutral Tandem, Inc,

This certifies that the Holder is entitled to purchase, from the Company ninety two thousand eight hundred twelve (_92,812) fully paid and nonassessable shares of the Company’s Series B-l Preferred Stock at a price of One and 4,815/10,000 Dollars ($1.4815) per share (the “Stock Purchase Price”). The Stock Purchase Price and the number of shares purchasable under the Warrant remain subject to adjustment as provided in Section 4 of the Warrant.

[signature page follows]

Executed this 18th day of January, 2006.

NEUTRAL TANDEM, INC.

By:	/s/ Robert M. Junkroski
Name:	Robert M. Junkroski
Title:	Chief Financial Officer